July 21, 2006

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington, D.C. 20549

Attention:	Brian R. Cascio, Accounting Branch Chief
Jeanne Bennett, Reviewing Accountant
Martin F. James, Senior Assistant Chief Accountant

Delivered via Federal Express and via Fax: 202.772.9218

Re:	Response to SEC letter of July 13, 2006:
ArthroCare Corporation
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for March 31, 2006
File No. 0-027422

Dear Mr. Cascio, Ms. Bennett, and Mr. James:

Please find below our response to your letter of July 13, 2006. The comments from your letter have been repeated in bold below and each comment is followed by a response.

Form 10-K for the fiscal year ended December 31, 2005

Financial Statements

Note 9 Commitments and Contingencies, page 72

We have read your response to our prior comment 1 and the information in Appendix A. We note that you have indicated that the payments under the Agreements with Smith & Nephew are contingent and will not be recognized until the contingency is resolved. Please explain to us how you accounted for each payment under the Agreements listed in the Appendix and how these are reflected in the financial statements.

ArthroCare Corporation Response

The Settlement and License Agreement between ArthroCare and Smith & Nephew (the “Agreement”) outlines up to five payments to be made by Smith & Nephew to ArthroCare, each of which is contingent upon the occurrence of a certain event or the continued compliance with certain requirements of the Agreement. To date, four of the five events or payment dates have occurred, which has resulted in four payments having been made by Smith & Nephew to ArthroCare. All of the payments that have been recognized to date have been recorded as a reduction of legal fees in general and administrative expenses to offset legal expenses incurred in connection with the initial litigation claims against Smith & Nephew. In the event the fifth payment is made, we intend to also record it as a reduction of legal fees in general and administrative expenses to offset legal expenses incurred in connection with the initial litigation claims against Smith & Nephew. We estimate that the total of such payments will approximate the amount of legal expenses we incurred associated with this litigation. Please refer to Appendix A for additional information.

Form 8-K filed May 3, 2006

We note that you present your non-GAAP measures and reconciliation in the form of statements of income. These formats may be confusing to investors as they also reflect several non-GAAP measures, including adjusted operating expenses, adjusted income from operations, adjusted net operating margin, adjusted income tax provision, adjusted net income and adjusted net income per share, which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.

ArthroCare Corporation Response

We have read your comment, and in order to eliminate any potential investor confusion, we will remove the non-GAAP statements of income from all future filings. We will limit any disclosures of non-GAAP measures to those used by management with appropriate reconciliations and disclosure, as outlined in Instruction 2 to Item 2.02 of Form 8-K, paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

In connection with responding to your comments, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address any additional comments to the undersigned via facsimile at (512) 391-3968. If you have any questions regarding the foregoing, please contact me at (512) 391-3906.

Sincerely,

/s/ Michael Gluk
Michael Gluk
Sr. Vice President and Chief Financial Officer

Appendix A

[*]

Confidential treatment has been requested for portions of this exhibit. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*]. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED

1